

April 16, 2013

Via E-mail
Samuel P. Smith
President and Treasurer
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
One American Road
Dearborn, Michigan 48126

> **Re:** **Ford Credit Floorplan Master Owner Trust A**
> **Registration Statement on Form S-3**
> **Filed March 29, 2013**
> **File No. 333-187623**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Form of Prospectus Supplement

Risk Factors, page S-16

1.   We note that you indicate in the "Risk Factors" section of the Prospectus Supplement that the depositors may change certain definitions relating to eligibility criteria or overconcentration, or the reserve account required amount with respect to a series of notes, so long as the rating agency condition has been satisfied. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be

complete at the time of effectiveness except for information that is not known or reasonably available. Please confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. Please also confirm that you plan to file a new registration statement or a post-effective amendment, as applicable, if there are any significant changes to the assets, structural features, credit enhancement or other features.

Depositors' Review of Trust Portfolio, page S-52

2.	It is not clear whether the receivables originated in a redesignated account will be reassigned to the depositors, or if such receivables may remain in the trust, under what circumstances they may remain in the trust. We note your statement here that in certain circumstances, receivables originated in an account prior to redesignation may remain in the trust in accordance with the transaction documents. Please revise here and throughout as appropriate to clarify the treatment of receivables originated in a redesignated account. Please also clarify how the depositors' review related to ineligible accounts that remain in the trust.

3.	Please provide a description of the receivable specific information that are systematically verified in the sponsor's daily validation process. See Securities Act Rule 193 and Item 1111(a)(7).

4.	Please revise to provide an understanding of whether sampling was used in the depositors' review process related to the disclosure regarding the assets. If sampling was used, please revise to disclose the size of the sample and the criteria used to select the assets sampled. Refer to Instructions to Item 1111(a)(7) of Regulation AB.

Form of Prospectus

Ford Credit's Dealer Floorplan Financing Business – Servicing and Dealer Relations – Dealer Status, page 26

5.	Please include a description of the exceptions to, and deviations from, the underwriting criteria used to originate or purchase the pool assets with respect to accounts that are classified as status. Refer to Item 1111(a)(8) of Regulation AB (requiring information regarding assets that deviate from the disclosed underwriting criteria *or other criteria or benchmark used to evaluate the assets*). Please revise or advise why no disclosure is warranted.

6.	We note your disclosure that the depositors are not required to remove a status account and your disclosure here regarding the options that Ford Credit may take with respect to a status account. It is not clear, however, what is the servicer's process in handling a status account. Refer to Items 1108(a), (c)(5) and (c)(6) of Regulation AB.

Servicing the Receivables – Servicing Duties, page 47

7.   We note that servicer is responsible for administering delinquencies, defaults and charge-offs. Please tell us and revise to clarify how the servicer determines when an asset is considered delinquent. To the extent your delinquency determinations relate to dealer status determinations, please so clarify how they relate.

Item 16 – Exhibits, page II-13

8.   We note that Exhibit 5.1 (Opinion of Katten Muchin Rosenman LLP with respect to legality) and Exhibit 8.1 (Opinion of Katten Muchin Rosenman LLP with respect to federal income tax matters) have been incorporated by reference to the Registration Statement on Form S-3 filed on January 28, 2011. An updated legality opinion and an updated opinion on tax matters must be filed as exhibits to the current Registration Statement (or an amendment thereto) before it becomes effective. Please refer to Items 601(b)(5)(i) and 608(b)(8) of Regulation S-K, and the Commission's Staff Legal Bulletin No. 19 (CF). Please revise your filing or confirm that you plan to include the opinions in a pre-effective amendment.

Item 17 – Undertakings, page II-15

9.   We note that you have included Item 512(l) of Regulation S-K in the Registration Statement. The accommodation that allows certain information to be provided on an Internet website applies only to filings with respect to asset-backed securities filed on or before June 30, 2012. See Rule 312 of Regulation S-T. Please revise your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lulu Cheng at 202.551.3811 or me at 202.551.3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

Cc: Susan J. Thomas